

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Juan Sagales
General Counsel
Wallbox N.V.
Carrer del Foc, 68
Barcelona, Spain 08038

      Re: Wallbox N.V.
         Registration Statement on Form F-3
         Filed November 14, 2022
         File No. 333-268347

Dear Juan Sagales:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Alex King at 202-551-8631 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing